BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

May 5, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BUCK LAKE VENTURES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 23, 2005:

A. Copy of Notice of Alteration dated March 24, 2006 filed with the Registrar of Companies.

B. Copy of Notice of Change of Directors dated April 10, 2006 filed with the Registrar of Companies.

C. Copy of the Issuer's Annual Report on Form 6 as of February 2, 2006.

D. Copy of Notice of Articles dated April 10, 2006 issued by the Registrar of Companies.

E. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual and Special General Meeting
- copy of Information Circular
- copy of Form of Proxy

- copy of Financial Statements Request Card

F. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2005 with relevant MD&A.

G. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period.

I. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia and Ontario Securities Commissions.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copy of TSX Venture Exchange letter of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ____________________

GWEN WEGNER
Paralegal

Enclosures

Date and Time: March 24, 2006 09:48 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**March 24, 2006 09:47 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on March 24, 2006 09:47 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
3C0225795

Name of Company:
BUCK LAKE VENTURES LTD.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

AUTHORIZED SHARE STRUCTURE

1.	99,750,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: May 2, 2006 09:44 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **April 10, 2006 04:47 PM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
BUCK LAKE VENTURES LTD.

Date of Change of Directors

April 6, 2006

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
BRICKNER, RENEE

Mailing Address:
PO BOX 2662
SQUAMISH BC V0N 1T0
CANADA

Delivery Address:
40167 BILL'S PLACE
GARIBALDI HIGHLANDS BC V0N 1G0
CANADA

Director(s) as at April 6, 2006

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **February 20, 2006 03:00 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
BUCK LAKE VENTURES LTD. 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	INCORPORATION NUMBER **BC0225795**
	DATE OF RECOGNITION **February 2, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **February 2, 2006**

OFFICER INFORMATION AS AT February 2, 2006

Last Name, First Name, Middle Name:
RIZZUTI, JOHN
Office(s) Held: (Secretary)

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Office(s) Held: (CEO, CFO, President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6Z 2M3
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6Z 2M3
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 10, 2006 04:47 PM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

BUCK LAKE VENTURES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,750,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1669

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	118049 10 5
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	April 13, 2006
5	Record Date for Notice	:	March 8, 2006
6	Record Date for Voting	:	March 8, 2006
7	Beneficial Ownership Determination Date	:	March 8, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

DATED AT VANCOUVER, BRITISH COLUMBIA, this 8th day of February, 2006.

Sincerely,

BUCK LAKE VENTURES LTD.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
Director

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 19, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE COMPLETES WORK ON SLOVAK URANIUM PROPERTY

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is pleased to report on the initial review of results from its fall work program on the 100% held Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Buck Lake acquired rights to the Kalnica-Selec Uranium Project based on previous government work from the 1960's to 1980's. This work defined a Permian volcano-sedimentary uranium bearing lens. This uranium lens was reportedly mined intermittently from the 1960's to the 1980's.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south,

west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Results are still pending on portions covering the northwest extension of this anomaly.

Two rock samples with anomalous radioactivity were collected and dispatched to the laboratory of the Slovak Geological Survey for chemical analysis of uranium, thorium and oxides. The assay results confirm a general correlation of the spectrometer reading in counts per minute to total metal content.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project and has reviewed this news release.

BUCK LAKE VENTURES LTD.

Per: *"Renee Bricker"*
Renee Brickner,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
February 1, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

UP TO 7 FOR 1 SHARE CONSOLIDATION PROPOSED
GWYN LAKE OPTION EXTENDED

Buck Lake Ventures Ltd. (the "Company") **(TSX.V-BUC)** announces that at its upcoming Annual and Special General Meeting of shareholders it will be seeking shareholder consent to a proposed consolidation of its share capital on an up to seven (7) old shares for one (1) new share basis and a change of its name to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve.

The share consolidation is being proposed in order to allow the Company greater flexibility in future financings and is subject to shareholder and TSX Venture Exchange approval.

The Company also announces that it has entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor. The shares are restricted from trading until May 20, 2006.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1601

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
February 22, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

UP TO $1.7M PRIVATE PLACEMENT

Buck Lake Ventures Ltd. (the "Company") (**TSX.V-BUC**) is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,700,000 comprised of up to 7,555,555 post-consolidation units at $0.225 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.30 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
February 28, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

$1.8M PRIVATE PLACEMENT

Buck Lake Ventures Ltd. (the "Company") **(TSX.V-BUC)** is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,800,000 comprised of up to 9,600,000 post-consolidation units at $0.1875 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.25 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

The Company is not proceeding with the $1,700,000 private placement announced on February 22, 2006.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
April 7, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. (**TSX.V-BUC**) announces that Renee Brickner has resigned as a director.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
April 18, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

$300,000 PRIVATE PLACEMENT

Buck Lake Ventures Ltd. (the "Company") **(TSX.V-BUC)** is pleased to announce it has agreed – subject to certain necessary approvals and a five for one share consolidation - to a non-brokered private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.325 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital and general corporate purposes. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

BUCK LAKE VENTURES LTD.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 26, 2006

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   50,000 common shares

Exemption Relied On	Number of Securities
Section 74(2)(18) of the BC *Securities Act*	50,000 shares

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	1	$0.065 (deemed)	$3,250.00
Total number of Purchasers	1		
Total dollar value of distribution in all jurisdictions (Canadian $)			$3,250.00

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: February 3, 2006.

BUCK LAKE VENTURES LTD.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

[signature]
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report*, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

* Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314 or Toll Free at: 1-877-785-1555
Facsimile: (416) 593-8252
Public official contact regarding the indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2006

Item 3. **News Release**

News Release dated January 19, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to report on the initial review of results from its fall work program on the 100% held Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report on the initial review of results from its fall work program on the 100% held Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

The Issuer acquired rights to the Kalnica-Selec Uranium Project based on previous government work from the 1960's to 1980's. This work defined a Permian volcano-sedimentary uranium bearing lens. This uranium lens was reportedly mined intermittently from the 1960's to the 1980's.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Results are still pending on portions covering the northwest extension of this anomaly.

Two rock samples with anomalous radioactivity were collected and dispatched to the laboratory of the Slovak Geological Survey for chemical analysis of uranium, thorium and oxides. The assay results confirm a general correlation of the spectrometer reading in counts per minute to total metal content.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project and has reviewed this news release.

Item 6. **<u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of January, 2006

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 01, 2006

Item 3. **News Release**

News Release dated February 01, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces at its upcoming Annual and Special General Meeting of shareholders it will be seeking shareholder consent to a proposed consolidation of its share capital on an up to seven (7) old shares for one (1) new share basis and a change of its name to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve.

Item 5. **Full Description of Material Change**

The Issuer announces that at its upcoming Annual and Special General Meeting of shareholders it will be seeking shareholder consent to a proposed consolidation of its share capital on an up to seven (7) old shares for one (1) new share basis and a change of its name to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve.

The share consolidation is being proposed in order to allow the Issuer greater flexibility in future financings and is subject to shareholder and TSX Venture Exchange approval.

The Issuer also announces that it has entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Issuer to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Issuer has issued the 50,000 common shares to the property optionor. The shares are restricted from trading until May 20, 2006.

Item 6. **<u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Raymond Roland, President - (604) 682-7159.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 07th day of February, 2006

"Raymond Roland"
Raymond Roland, President

82-1667

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. <u>**Reporting Issuer**</u>

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. <u>**Date of Material Change**</u>

February 22, 2006

Item 3. <u>**News Release**</u>

News Release dated February 22, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>**Summary of Material Change**</u>

The Issuer is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,700,000 comprised of up to 7,555,555 post-consolidation units at $0.225 per unit.

Item 5. <u>**Full Description of Material Change**</u>

The Issuer is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,700,000 comprised of up to 7,555,555 post-consolidation units at $0.225 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.30 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of February, 2006

"Raymond Roland"
Raymond Roland, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 28, 2006

Item 3. **News Release**

News Release dated February 28, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,800,000 comprised of up to 9,600,000 post-consolidation units at $0.1875 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has agreed – subject to shareholder and regulatory approval to a five for one share consolidation and coincident name change - to a non-brokered private placement financing of up to $1,800,000 comprised of up to 9,600,000 post-consolidation units at $0.1875 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.25 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

The Issuer is not proceeding with the $1,700,000 private placement announced on February 22, 2006.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2006

"Raymond Roland"
Raymond Roland, President

82-1604

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 7, 2006

Item 3. **News Release**

News Release dated April 7, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that Renee Brickner has resigned as a director.

Item 5. **Full Description of Material Change**

The Issuer announces that Renee Brickner has resigned as a director.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of April, 2006

"Raymond Roland"
Raymond Roland, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 18, 2006

Item 3. **News Release**

News Release dated April 18, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has agreed – subject to certain necessary approvals and a five for one share consolidation - to a non-brokered private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has agreed – subject to certain necessary approvals and a five for one share consolidation - to a non-brokered private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.325 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital and general corporate purposes. Finder's fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of April, 2006

"Raymond Roland"
Raymond Roland, President

TSX venture
EXCHANGE

January 19, 2006

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Gwen Wegner

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Amending Agreement - Submission No: 110213

This is to confirm that TSX Venture Exchange has accepted for filing a Property Amending Agreement dated September 1, 2005 with respect to the Gwyn Lake Property between Buck Lake Ventures Ltd. (the 'Company') and Frank Houghton whereby the Company has amended its Property Option Agreement dated June 16, 2003 that was accepted for filing by TSX Venture Exchange by way of a Bulletin July 2, 2003. The Company has the option to acquire a 100% interest in 3 mineral claims known as the Gwyn Lake Property, located 15km east of Beardmore, Ontario.

The original agreement called for cash payments totaling $75,000 payable over four years, 100,000 common shares, and $150,000 in exploration and development expenditures over four years. To date, the Company has paid $10,000, issued 100,000 shares and incurred over $80,000 in expenditures. The payment dates for the remaining three cash payments has been extended. Remaining cash payments of $65,000 are payable as to $10,000 payable by September 1, 2006, $10,000 payable by September 1, 2007, and $45,000 payable by September 1, 2008.

The Company will issue a further 50,000 shares to Mr. Houghton in consideration of the extension granted.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: dubreen.alas@tsxventure.com.

Yours truly,

Dubreen Alas

Dubreen Alas, BA, MBA
Analyst, Listed Issuer Services

DA/sm

File: ::ODMA\PCDOCS\DOCP\1603483\1

82-1669

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

BUCK LAKE VENTURES LTD.
(the "Issuer")

UPDATED MAY 5, 2006

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is February 2 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to	2006 - record date was March 8, 2006

	the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed June 21, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is December 31 Filed May 4, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed on May 5, 2006 to all shareholders who had

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	requested a copy
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed May 4, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends March 31 2nd period ends June 30 3rd period ends September 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by April 30 if the document was made or adopted prior to the preceding December 31

Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance